5 Greenway Plaza, Suite 110, Houston, Texas 77046-0521
P.O. Box 27570, Houston, Texas 77227-7570
Phone 713.215.7000

May 9, 2024

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Jennifer O’Brien
Shannon Buskirk
Sandra Wall
Brad Skinner

Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-09210

Ladies and Gentlemen:

On behalf of Occidental Petroleum Corporation (the “Company”), we are responding to your comment letter dated April 30, 2024, that we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for Fiscal Year Ended December 31, 2023 (the “Form 10-K”).

For ease of reference, we have repeated the Staff’s comments in bolded text preceding each response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

Financial Statements and Supplementary Data Note 16 - Geographic Areas and Industry Segments, page 112

1.
We note from your disclosure on page 3 that the midstream and marketing segment includes your low-carbon ventures businesses (“OLCV”) and that these businesses seek not only to leverage carbon management in your operations but also to “strategically partner with other industries to help reduce their emissions.” We further note disclosure on page 44 that OLCV provides services to third parties to facilitate the implementation of their CCUS projects and that “OLCV is fostering emerging technologies, including DAC and low-carbon power sources, and other business models with the potential to position Occidental as a leader in the production of low-carbon energy and products.” Please explain in sufficient detail how you evaluated whether OLCV is considered a separate operating segment under the guidance of FASB ASC 280-10-50. As part of your response, please address the following:

•	If you do not consider OLCV to be a separate operating segment, provide an analysis to support your position in accordance with FASB ASC paragraphs 280-10-50-1 through 50-9.

•
If you do consider OLCV to be a separate operating segment that you aggregate for reporting purposes into the midstream and marketing segment, provide an analysis to support your position that OLCV meets the aggregation criteria in FASB ASC paragraph 280-10-50-11.

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We respectfully advise the Staff that the Company regularly reviews its segment analysis and will continue to assess OLCV given the expected continued investment in this portfolio of assets. The Company’s December 2023 analysis, particularly with respect to OLCV, concluded that OLCV did not meet the operating segment criteria under FASB ASC paragraphs 28-10-50-1 through 50-9. The below discussion summarizes the Company’s analysis of the applicable sections of ASC 280-10-50-1 through 50-9.

The Company’s President and CEO is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources and assessing the performance across the Company’s operations. The oil and gas, midstream and marketing, and chemicals segments each have separate segment management directly accountable to the CODM as described by ASC 280-10-50-7, whereas OLCV does not have a segment manager who is directly accountable to the CODM. The segment managers allocate resources within their segments and are not part of the CODM function.

The CODM reviews a consolidated financial package for the Company and discrete financial packages for each of the Company’s three operating segments: oil and gas, midstream and marketing and chemicals. All reports present the Company’s business activities classified in these three areas, with the corporate and eliminations included in the consolidated package.

OLCV seeks to partner with other industries by offering CO2 sequestration services at one of several still to be developed sequestration hubs. OLCV also seeks to capture CO2 directly from the atmosphere through its first direct air capture plant, which is expected to be completed in mid-2025. OLCV’s operating results are incorporated in the midstream and marketing segment’s financial package as this segment also includes the Company’s legacy CO2 processing and transportation activities. Legacy midstream CO2 assets may be utilized for low-carbon projects, at such time that any sequestration hubs or direct air capture facilities are completed. OLCV has no material intercompany or third-party revenue as the direct air capture and sequestration projects are currently in pre-operational, developmental stage. OLCV’s remaining activity is related to several equity method investments the aggregate book value of which is less than 1% of the Company’s total assets. OLCV’s net assets and pre-tax profit operating losses are less than 5% and 0.6%, respectively, of the Company’s corresponding consolidated amounts for 2023.

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Because OLCV’s business activities are still in development, information about OLCV revenue and expenses are not presented or regularly reviewed as discrete financial information by the CODM, therefore OLCV does not meet the second characteristic of ASC 280-10-50-1 and is not a separate operating segment. ASC 280-10-50-3 indicates that start-up activities may be considered an operating segment, however, at this time, the OLCV operating results do not rise to the significance for the CODM to review separately.

The aggregation criteria in FASB ASC paragraph 280-10-50-11 are not applicable as OLCV is not a separate operating segment.

Supplemental Oil and Gas Information Oil and Gas Reserves, page 114

2.
Tell us the quantity of reported reserves that are attributable to investments that are accounted for by the equity method and where they are reflected in your supplemental oil and gas reserve disclosure. Additionally, explain to us how your presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-8(c).

We respectfully advise the Staff that the Company does not have any oil and gas reserves or production associated with investments that are accounted for under the equity method for any of the periods presented in the Form 10-K. The equity method investee referenced in footnote (b) to the Company’s presentation of results of operations on page 121 is related to the Company’s investment in a Gulf of Mexico well containment company that has no oil and gas reserves or production.

Results of Operations, page 121

3.
Footnote (b) to your presentation of results of operations indicates, in part, that revenues include income from equity investments. Explain to us how this presentation takes into consideration the guidance of FASB ASC paragraph 932-235-50-28.

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We respectfully advise the Staff that the income associated with the equity method investments referenced in footnote (b) accounts for 0.1% or less of total revenues for each period presented in the Form 10-K. Due to its immaterial nature, the Company will remove the reference to the equity method investees from similar disclosure in future filings.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (713) 985-6901.

Sincerely,

/s/ Sunil Mathew
Sunil Mathew
Senior Vice President and Chief Financial Officer

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